Via Facsimile and U.S. Mail
Mail Stop 6010

September 5, 2008

Leland F. Wilson
President and Chief Executive Officer
VIVUS, Inc.
1172 Castro Street
Mountain View, CA 94040

Re: VIVUS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 1-33389

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2007

Item 1. Business

Corporate Collaborations and Licenses from Third Parties, page 14

1. We note your disclosure that you expect to make "substantial payments" to Tanabe based on certain development, regulatory and sales milestones. Please disclose the maximum aggregate milestone payments you may be required to

make to Tanabe. Also, please disclose the expiration and termination provisions of the agreement.

Item 1A. Risk Factors

We currently depend on a single source for the supply of plastic applicator components for MUSE…, page 34

2. We note your disclosure that until you secure and qualify additional sources of plastic components for MUSE, you are "entirely dependent upon Medegen." To the extent you have an agreement with Medegen, please file the agreement as an exhibit or, in the alternative, please tell us why you believe you are not required to file that agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 54

Revenue Recognition, page 54

3. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. As such, please revise your disclosure to include the following:

    a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

    b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

    c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e) A roll forward of the liability for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Contractual Obligations, page 72

4. Please revise your contractual obligation table to include interest to be paid related to your Notes payable because it does not appear that you included the interest obligations in this table.

Additional Payments, page 73

5. Your discussion includes references to payments that you will make related to achievement of milestones. Where applicable please revise your discussion to include a summary discussion of event milestones, triggering events, as well as, the aggregate amount to be paid and the amount paid to date under the terms of each agreement so that an investor understands the uncertainties and why you concluded that inclusion in the table was not required.

Form 10-Q – June 30, 2008

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Notes To Unaudited Condensed Consolidated Financial Statements

7. Deerfield Financing, page 14

6. Please tell us, citing authoritative accounting guidance, why you believe that netting the $2 million price of the option to purchase the "Deerfield Sub" and expenses against the loan is in accordance with U.S. GAAP. Also explain why you reported the borrowing of $889,000 net on the statement of cash flows.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Gomez Abero, Staff Attorney, at (202) 551-3578 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant